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15026288

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 29 2015
REGISTRATIONS BRANCH

SECU… …ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53089

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legg Mason Investor Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 International Drive
(No. and Street)

Baltimore (City) | Maryland (State) | 21202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dionne Spencer | 410-454-2951 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 East Pratt Street, Ste. 1900, Baltimore, Maryland 21202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
6/2/15

OATH OR AFFIRMATION

I, Dionne Spencer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legg Mason Investor Services, LLC, as of March 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dionne Spencer
Signature

Chief Financial Officer
Title

Sewnateejah Paul Fitchette
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Legg Mason Investor Services, LLC
(a wholly owned subsidiary of Legg Mason, Inc.)

March 31, 2015

BALANCE SHEET

LEGG MASON INVESTOR SERVICES, LLC
(a wholly owned subsidiary of Legg Mason, Inc.)
TABLE OF CONTENTS

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Legg Mason Investor Services, LLC:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Legg Mason Investor Services, LLC at March 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 22, 2015

PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 1900, Baltimore, MD 21202-1096
T: (410) 783 7600, F: (410) 783 7680, www.pwc.com/us

LEGG MASON INVESTOR SERVICES, LLC
(a wholly owned subsidiary of Legg Mason, Inc.)
BALANCE SHEET
March 31, 2015
(Dollars in thousands)

Assets	
Cash and cash equivalents	$ 61,370
Receivables:	
Distribution and service fees	20,866
Receivable from Affiliates, net	1,038
Other	374
Deferred sales commissions	10,304
Deferred income taxes	17
Other assets	278
Total Assets	**$ 94,247**
Liabilities and Member's Equity	
Liabilities:	
Distribution fees payable	$ 18,082
Payable to Parent, net	30,767
Other liabilities	61
Total Liabilities	**48,910**
Commitments and Contingencies (Note 3)	
Member's Equity	**45,337**
Total Liabilities and Member's Equity	**$ 94,247**

See accompanying notes to financial statements.

(Dollars in thousands)

LEGG MASON INVESTOR SERVICES, LLC
(a wholly owned subsidiary of Legg Mason, Inc.)
NOTES TO FINANCIAL STATEMENT
March 31, 2015
(Dollars in thousands)

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation
Legg Mason Investor Services, LLC (the "Company"), a registered broker-dealer under the Securities and Exchange Act of 1934, is a wholly owned subsidiary of Legg Mason, Inc. (the "Parent"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is principally engaged in mutual fund underwriting activities. The Company also acts as the principal underwriter and distributor of Section 529 Plans and acts as a mutual fund retailer through its Sales Services division.

Use of Estimates
The financial statement was prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), which require management to make assumptions and estimates that affect the amounts reported in the financial statement and accompanying notes, including deferred sales commissions and income taxes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statement.

Subsequent Events
The Company has evaluated all subsequent events through May 22, 2015, the issuance date of the financial statements.

Cash and cash equivalents
Cash and cash equivalents consist of highly liquid investments with original maturities of 90 days or less.

Fair Value Measurements
Accounting guidance for fair value measurements defines fair value, and establishes a framework for measuring fair value. This guidance also provides a hierarchy that prioritizes the inputs for valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1). Level 2 of the hierarchy applies to financial instruments for which prices are quoted for similar assets and liabilities in active markets and the lowest priority, level 3, applies to financial instruments for which the values are based on unobservable inputs. Other than cash equivalents, which are level 1 financial instruments, the Company has no other financial instruments recorded at fair value.

Deferred Sales Commissions
Commissions paid to financial intermediaries in connection with sales of certain classes of Parent-sponsored mutual funds are capitalized as deferred sales commissions. The asset is amortized over periods from one to five years, which represent the periods during which commissions are generally recovered from distribution and service fee revenues and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon early redemption of their shares. CDSC receipts are recorded as a reduction of the unamortized balance of deferred sales commissions.

Management periodically tests the deferred sales commission asset for impairment by reviewing changes in value of the related shares, the relevant market conditions and other events and circumstances that may indicate an impairment in value has occurred. If these factors indicate an impairment in value, management compares the carrying value to the estimated undiscounted cash flows expected to be generated by the asset over its remaining life. If management determines that the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated fair value. For the year ended March 31, 2015, no impairment charges were recorded.

(Dollars in thousands)

2. Related Party Transactions

The Receivable from Affiliates, net and the Payable to Parent, net are non-interest bearing and are settled monthly. The amount outstanding at March 31, 2015 represents expenses paid on behalf of the Company for services provided by the Parent and for allocations due from affiliates. Also see Note 4, Income Taxes.

3. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.

4. Income Taxes

The Company is a limited liability company whose classification defaults to a disregarded entity for income tax purposes. Its results from operations are combined and reported with its Parent as part of a consolidated federal income tax return and the separate state income tax returns of its Parent. The Company's allocable share of federal and state income taxes are determined as if the Company filed separate returns and are recorded on its books as a provision for income taxes and income taxes payable. At March 31, 2015, the Company had income taxes due to Parent of $30,759.

The income tax expense (benefit) consists of:

Federal	$24,800
State	$6,400
	$31,200

The Company's effective income tax rate differs from the statutory federal tax rate primarily as a result of state income taxes.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. These temporary differences result in taxable or deductible amounts in future years. Deferred tax assets are subject to a valuation allowance if it is more likely than not that a benefit will not be realized. Details of the Company's deferred tax assets and liabilities are as follows:

Deferred tax asset	
Accrued expenses	$ 17
Total deferred tax asset	17
Less: Valuation allowance	-
Net deferred tax asset	$ 17

The Company has determined that it has no material uncertain tax positions for the year ended March 31, 2015.

The consolidated federal and combined state returns filed by the Parent and the separate state returns filed by the Company are subject to examination by the respective tax authorities. The following tax years remain open for each of the more significant jurisdictions where the Company is subject to income tax: after fiscal year 2013 for U.S. federal and 2011 for the state of Maryland. The Company does not expect any significant cash payments related to these audits.

(Dollars in thousands)

5. Regulatory Requirements

The Company is subject to the requirements of the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of $25 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (1500%). Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

At March 31, 2015, the Company had net capital, as defined, of $9,866, which exceeded the required net capital by $5,743. The Company's percentage of net capital to aggregate indebtedness was 626.9%.

The Company is not required to file a Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(i) of the Rule. The Company has established a Special Reserve Account as required by Rule 15c3-3.